Exhibit 99.1


FOR IMMEDIATE RELEASE                                           27 November 2002



                              WPP GROUP PLC ("WPP")

                        WPP acquires Media Club in Italy


WPP has acquired, subject to Italian competition authority clearance, the entire issued share capital of Media Club SpA, Italy's leading independent media agency. Media Club will become part of WPP's Mediaedge:cia's Italian operations which will continue to operate with two separate brands.

Founded in December 1994, and based in Milan and Rome, Media Club employs 86 people and had revenues of Euro 12 million for the year ended 31 December 2001 and net assets of Euro 4.4 million at the same date.

The acquisition of Media Club reinforces WPP's comprehensive media offer in Italy, and continues WPP's strategy of strengthening its networks in important markets and sectors.



For further information, please contact:

Feona McEwan, WPP          44-20 7408 2204
www.wpp.com